UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:  1-3034

XCEL ENERGY

401(K) SAVINGS PLAN

XCEL ENERGY INC. (the “Company”)

414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401

INDEX

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of Dec. 31, 2005 and 2004
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedules:
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)

Signature

Exhibit 23.01: Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held as of December 31, 2005, and (2) reportable transactions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 28, 2006

XCEL ENERGY
401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of Dec. 31, 2005 and 2004

	2005	2004

Assets
Receivables:
Employer contributions	$12,565,054	$13,704,478
Dividend	2,908,081	3,011,703
Total receivables	15,473,135	16,716,181

Xcel Energy Inc. Common Stock Fund (see note 9):
Participant directed	32,974,051	37,294,191
Non-participant directed	1,099,198	1,050,316
Total Xcel Energy Inc. Common Stock Fund	34,073,249	38,344,507

General investments:
Xcel Energy Inc. ESOP Stock Fund (see note 9)	215,615,934	225,814,457
Interest-bearing cash	35,601,936	33,094,397
Loans to participants	8,326,678	7,816,060
Value of interest in registered investment companies	725,904,350	680,443,484
Total general investments	1,019,522,147	947,168,398

Net assets available for benefits	$1,034,995,282	$1,002,229,086

See accompanying notes to financial statements.

XCEL ENERGY
401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended Dec. 31, 2005 and 2004

	2005	2004
Contributions:
Xcel Energy contributions	$12,564,922	$13,704,478
Participant contributions	51,168,089	50,050,120
	63,733,011	63,754,598

Net investment income:
Interest	461,652	458,087
Dividends	37,642,462	30,141,145
Other	1,250	369
Net appreciation in fair value of:
Xcel Energy Inc. Common Stock Fund (see note 9)	492,012	2,687,802
Xcel Energy Inc. ESOP Stock Fund (see note 9)	3,752,697	14,815,176
Value of interest in registered investment companies	15,895,040	54,454,889
	58,245,113	102,557,468

Withdrawals, distributions, and expenses:
Benefits paid to participants	89,109,675	68,615,014
Administrative expenses	102,253	86,664
	89,211,928	68,701,678

Net increase before transfers	32,766,196	97,610,388

Transfers to this plan	—	957,361

Increase in net assets available for benefits	32,766,196	98,567,749

Net assets available for benefits:
Beginning of year	1,002,229,086	903,661,337
End of year	$1,034,995,282	$1,002,229,086

See accompanying notes to financial statements.

XCEL ENERGY INC.
401(K) SAVINGS PLAN
(EIN: 41-0448030 PN: 003)

NOTES TO FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

Basis of Accounting — The accompanying financial statements have been prepared under the accrual method of accounting.

Investment Valuation — Investments are stated at fair value. Unrealized gains (appreciation) and losses (depreciation) are recorded for the net change in the fair value of investments during the year. Dividend income is accrued on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits — Benefits are recorded as paid.

2.     Description of Plan and Funding Policy

The following brief description of the Xcel Energy 401(k) Savings Plan (the Plan) is provided for general information purposes only. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants should refer to the Plan document for more complete information.

Eligibility — The Plan is a defined contribution employee benefit plan, which provides eligible employees of Xcel Energy Inc. (Xcel Energy) and participating subsidiaries of Xcel Energy (collectively the “Companies”) with the opportunity to contribute to a retirement savings plan. All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a Collective Bargaining Agreement that does not provide for participation in this Plan) are eligible for the Plan as of their first day of employment.

Participant Pre-tax Contributions — Individual participants may elect to have amounts deducted from their pay on a pre-tax basis and contributed to their individual accounts in the Plan. Employees can elect to start, stop or change their contribution election at any time. The maximum pre-tax contribution each year is 20 percent of annual base pay, not to exceed the Internal Revenue Service maximum of $14,000 for 2005. Employees age 50 or older during the plan year may make additional pre-tax contributions in excess of the plan limit or statutory limit (“catch-up contributions”), not to exceed $4,000 for 2005.

Participants may invest their contributions among the various investment funds offered by the Plan. Income on a participant’s investment in the fund is credited to each participants’ account based on the number of units in the participants’ investment in the fund and the funds’ unit value. In connection with the ERISA settlement on January 14, 2005, as described in Note 8, beginning on September 1, 2005 all participants may elect to transfer assets out of the Xcel Energy ESOP stock fund into other plan investments at any time.

Participant After-tax Contributions — The Plan also allows participants to make after-tax contributions through payroll deductions. Bargaining employees can make additional lump sum after-tax cash contributions to the Plan. After-tax contributions by payroll deduction or lump sum cash payments are subject to an annual limit of 10 percent of base pay. Combined pre-tax and after-tax contributions cannot exceed 20 percent of base pay in any given year.

Employer Contributions — The Plan provides for a matching contribution based on the participant’s pension program, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit (and non-bargaining employees of a participating employer not covered by a company-sponsored pension plan) are eligible to receive a matching contribution equal to 100% of the first 3% of pay, plus 50% of the next 2% of pay contributed on a pre-tax basis during the Plan year. To be eligible for a matching contribution, a participant must be an active employee on the last day of the Plan year or separated from service due to retirement, disability or death.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit received up to $1,400 and $1,150, respectively, in matching contributions from the Company for 2005.

The Companies may make an additional contribution to participants’ accounts at their discretion.

Dividends — Dividends earned on shares held in the Xcel Energy stock fund are automatically reinvested in Xcel Energy stock. Dividends earned on shares held in the Xcel Energy ESOP stock fund can be automatically reinvested in the Plan or paid in cash as a taxable distribution.

Benefits — Benefits are distributed after termination of employment, disability, death or certain qualifying hardships upon request of the participant (or the participant’s beneficiary). Each participant is fully vested in all contributions allocated to their account. Any retirement program credits transferred to this Plan from a prior plan account may be subject to different vesting requirements as described in Supplement A of the Plan document. Distributions may be made in the form of a single lump sum, direct rollover, partial lump sum or installments.

Administration — The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code. The parent corporation administers the Plan. Administrative expenses of the Plan are paid by the Companies, except for certain investment management fees.

Plan Termination — There is no specified term for the Plan, and the employer has not expressed any intent to terminate the Plan. The employer may terminate the Plan at any time in accordance with the provisions of the ERISA. Upon termination any remaining participant account balances will be held in trust until distribution to participants or transfer to another plan.

3.     Participant Loans

The Plan allows participants to borrow against funds held in their individual retirement savings account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance. In no event can a participant borrow more than $50,000 less the highest outstanding loan balance during the preceding 12 months. Loans are for a period not to exceed 5 years for general purpose loans or 15 years for principal residential loans. The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved (at a rate from a major business news reporting service), plus one percent, and stays in effect until the loan is repaid. A participant can only have one loan outstanding at a time. Repayment of the loan plus interest is made through payroll deductions.

4.     Significant Plan Assets

At Dec. 31, the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	2005	2004
Xcel Energy Inc. Common Stock Fund (see note 9)	$248,627,067	$263,820,814
Vanguard 500 Index Fund Investor Shares	$183,469,415	$183,065,364
Vanguard Total Bond Market Index Fund	$113,363,098	$116,576,066
Vanguard PRIMECAP Fund	$91,253,027	$90,947,730
Vanguard Mid-Cap Index Fund	$79,101,175	$59,206,076
Vanguard Wellington Fund	$57,897,635	$49,694,237	*

*                    The market value of the Vanguard Wellington Fund at 12/31/04 was not in excess of 5 percent of the Plan’s net assets.

5.     Federal Income Tax Status

The Internal Revenue Service has determined and informed Xcel Energy by letters dated October 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on January 1, 2002, are qualified under the applicable sections of the Internal Revenue Code. Although an application has not been submitted on the new document, amended and restated as of January 1, 2002, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.     Related Party Transactions

Certain investments of the Plan are shares of Xcel Energy Common Stock. Receivables include dividends on Xcel Energy common stock declared and payable to the Plan of $2,908,081 at Dec. 31, 2005.

Vanguard Fiduciary Trust Company manages certain investments of the Plan. Vanguard is a trustee as defined by the Plan and, therefore, these transactions are considered exempt party-in-interest transactions.

7.     Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.     Legal Contingencies

On September 23, 2002, and October 9, 2002, two essentially identical actions were filed in Federal District Court for the District of Colorado (the “Complaint”). The Plaintiffs include two classes of employee participants in the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees and the Xcel Energy 401(k) Savings Plan. The Complaint names as defendants Xcel Energy Inc. as well as the board of directors and certain Company officers. The Complaint also asserts that the defendants breached their fiduciary duties under ERISA by; (a) investing an unreasonably large percentage of the Plan’s assets in company stock, (b) failing adequately to investigate and monitor the merits of the investments in Xcel Energy stock, (c) failing to take steps to eliminate or reduce the amount of Xcel Energy stock in the plans, (d) choosing to communicate with plan participants about these matters and then failing to give them accurate and adequate information, and (e) maintaining restrictions on the Xcel Energy stock held in the plans.

On January 14, 2005, the District Court issued an order of preliminary approval related to a settlement reached by the parties. Under the terms of the settlement, plaintiffs are to receive a payment of $8 million dollars, plus interest and net of expenses to the accounts of affected participants. A third party administrator has been selected to extract participant data from the plan and to allocate the settlement proceeds. This allocation has not been completed as of June 29, 2006 and this gain contingency has not been recorded in the statement of assets available for benefits of the Plan as of December 31, 2005.

9.     Xcel Energy Stock Funds

Xcel Energy Inc. Common Stock Fund:

	2005		2004
	Employee Directed	Employer Directed	Employee Directed	Employer Directed
Shares of Xcel Energy common stock	1,786,243	59,545	2,049,131	57,710

Xcel Energy common stock	$32,867,738	$1,095,654	$37,102,163	$1,044,908
VGI prime money market	115,379	3,846	184,594	5,199
Receivables, payables and other	(9,066)	(302)	7,434	209
Total	$32,974,051	$1,099,198	$37,294,191	$1,050,316

Xcel Energy Inc. ESOP Stock Fund:

	2005		2004
	Employee Directed	Employer Directed	Employee Directed	Employer Directed
Shares of Xcel Energy common stock	347,488	11,332,682	408,065	11,999,323

Xcel Energy common stock	$6,386,291	$208,277,384	$7,422,158	$218,251,585
VGI prime money market	29,874	974,279	7,103	208,886
Receivables, payables and other	(1,544)	(50,350)	(2,475)	(72,800)
Total	$6,414,621	$209,201,313	$7,426,786	$218,387,671

Schedule H - Item 4(i)- Schedule of Assets (Held at End of Year)

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy Inc. Common Stock Fund (1):
Xcel Energy common stock	1,845,788	$30,225,478	$34,073,249
Xcel Energy Inc. ESOP Stock Fund (1)
Xcel Energy common stock	11,680,170	218,995,758	215,615,934
Registered Investment Companies:
Vanguard 500 Index Fund (1)	1,596,497	165,032,653	183,469,415
Vanguard Total Bond Market Index (1)	11,268,698	114,698,246	113,363,098
Vanguard PRIMECAP Fund (1)	1,397,229	73,430,102	91,253,027
Vanguard Mid-Cap Index Fund (1)	4,486,737	58,528,992	79,101,175
Vanguard Wellington Fund (1)	1,907,665	53,880,431	57,897,635
Longleaf Partners Fund	1,122,207	29,898,804	34,754,745
PIMCO Total Return Fund	3,065,229	33,480,327	32,184,905
Wasatch Core Growth Fund	1,119,158	41,945,723	45,616,885
Vanguard Small-Cap Index Fund (1)	1,433,756	30,664,289	40,890,729
Vanguard Inflation Protected Securities (1)	1,522,389	18,613,787	18,512,253
Vanguard Developing Market Index (1)	2,495,902	19,867,941	25,483,164
VGI Brokerage Option (1)	3,377,319	3,110,167	3,377,319
Interest-bearing Cash:
Vanguard Prime Money Market (1)	35,601,936	35,601,936	35,601,936

Outstanding Participant Loans 5.00% - 10.51% (1)		8,326,678	8,326,678
Total		$936,301,312	$1,019,522,147

(1)             Represents transaction with party-in-interest (see note 6)

The accompanying notes to financial statements are an integral part of this schedule.

Signature

As permitted under Form 11-K rules, the Company’s 401(k) Savings Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company’s Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xcel Energy 401(k) Savings Plan
(Registrant)

	By	/s/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller
Member, Pension Trust Administration Committee
June 28, 2006		Xcel Energy Inc.